O

2020 THIRD QUARTER INTERIM REPORT

Financial and Operating Results

For the three and nine months ended September 30, 2020

All dollar values are expressed in United States dollars unless otherwise stated

▪

TransGlobe is focused on conserving cash in the current low commodity price environment. The Company ended the third quarter with positive working capital of $12.7 million, including cash and cash equivalents of $27.1 million;

▪

Third quarter production averaged 12,044 boe/d (Egypt 9,812 bbls/d, Canada 2,232 boe/d), a decrease of 2,256 boe/d (16%) from the previous quarter primarily due to deferred well interventions in Egypt during low oil prices and natural declines;

▪

Production in October averaged ~12,162 boe/d (Egypt ~10,303 bbls/d, Canada ~1,859 boe/d), an increase of 1% from Q3-2020, and below revised budget expectations primarily due to deferred well interventions in Egypt and repairs on a third-party pipeline in Canada that required the Company to shut-in certain wells for two weeks in October;

▪

Sales averaged 10,680 boe/d including 259.2 Mbbls sold to EGPC for net proceeds of $10.2 million in Q3-2020. Average realized price for Q3-2020 sales of $33.63/boe; Q3-2020 average realized price on Egyptian sales of $37.15/bbl and Canadian sales of $20.80/boe;

▪	Funds flow from operations of $0.3 million ($0.00 per share) in the quarter;
▪	Third quarter net loss of $6.0 million ($0.08 per share), inclusive of a $0.3 million unrealized loss on derivative commodity contracts;
▪	Contracted a workover rig and began well interventions in Egypt in September 2020 at West Bakr;
▪	Consistent with the revised 2020 budget previously disclosed, there has been no drilling activity in Canada or Egypt during Q3-2020;
▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
▪

Despite restrictions on travel, management concluded its negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements during the quarter. At this time, it is the Company’s belief that EGPC approval will occur in the near term; and

▪

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current downturn but also rebound strongly once commodity prices begin to strengthen.

www.trans-globe.com

TSX & AIM: TGL   NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 7
Condensed Consolidated Interim Financial Statements	Page 21
Notes to the Condensed Consolidated Interim Financial Statements	Page 25

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2020	2019	% Change	2020	2019	% Change
Petroleum and natural gas sales	33,046	64,388	(49)	137,782	214,728	(36)
Petroleum and natural gas sales, net of royalties	16,740	31,200	(46)	81,366	111,623	(27)
Realized derivative gain (loss) on commodity contracts	662	(112)	691	6,807	(1,041)	754
Unrealized derivative (loss) gain on commodity contracts	(267)	2,616	(110)	761	(385)	298
Production and operating expense	11,473	11,564	(1)	45,136	35,507	27
Selling costs	54	76	(29)	1,103	649	70
General and administrative expense	2,542	4,102	(38)	8,397	12,743	(34)
Depletion, depreciation and amortization expense	5,493	8,173	(33)	23,402	26,184	(11)
Income tax expense	3,092	6,416	(52)	10,122	20,095	(50)
Cash flow (used in) generated by operating activities	(3,349)	12,042	(128)	17,529	21,096	(17)
Funds flow from operations[1]	323	9,429	(97)	23,241	43,700	(47)
Basic per share	0.00	0.13		0.32	0.60
Diluted per share	0.00	0.13		0.32	0.60
Net (loss) earnings	(5,957)	2,967	(301)	(74,542)	4,207	(1,872)
Basic per share	(0.08)	0.04		(1.03)	0.06
Diluted per share	(0.08)	0.04		(1.03)	0.06
Capital expenditures	437	9,292	(95)	7,243	25,936	(72)
Dividends declared	-	2,539	(100)	-	5,078	(100)
Dividends declared per share	-	0.035		-	0.070
Working capital	12,708	47,150	(73)	12,708	47,150	(73)
Long-term debt, including current portion	25,946	41,726	(38)	25,946	41,726	(38)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,504	-
Diluted (weighted average)	72,542	72,542	-	72,542	72,508	-
Total assets	205,583	312,654	(34)	205,583	312,654	(34)

Operating
Average production volumes (boe/d)	12,044	15,943	(24)	13,774	16,269	(15)
Average sales volumes (boe/d)	10,680	14,122	(24)	15,344	15,044	2
Inventory (Mbbls)	534.2	902.6	(41)	534.2	902.6	(41)
Average realized sales price ($/boe)	33.63	49.56	(32)	32.77	52.28	(37)
Production and operating expenses ($/boe)	11.68	8.90	31	10.74	8.65	24
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,044 barrels of oil equivalent per day ("boe/d") during the third quarter of 2020. Egypt production was 9,812 barrels of oil per day ("bbls/d") and Canada production was 2,232 boe/d. Production for the quarter was below revised full year 2020 guidance of 13,300 to 13,800 boe/d due to deferred well interventions in Egypt during low oil prices and natural declines. It is expected that, with well interventions performed in September and Q4-2020, TransGlobe will be within full year 2020 guidance on an annual basis.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $37.15 per barrel in Egypt during the quarter. Gharib Blend has benefited from a relative increase in demand for heavy oil in the past nine months and the resultant decrease in the differential to Brent. For the year to date the Gharib Blend differential to Brent has been ~$4.50/bbl. In Canada, the Company received an average of $36.99 per barrel of oil, $15.65 per barrel of NGL and $1.80 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q3-2020, the Company had funds flow from operations of $0.3 million and ended the quarter with positive working capital of $12.7 million, including cash and cash equivalents of $27.1 million. The Company had a net loss in the quarter of $6.0 million, inclusive of a $0.3 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at September 30, 2020.

In Egypt, the Company sold 259.2 thousand barrels (“Mbbls”) of entitlement crude oil to EGPC during the quarter, and had 534.2 Mbbls of entitlement crude oil inventory at September 30, 2020. The increase in inventoried crude oil is attributed to a decrease in sales volumes, offset by a decrease in production in Q3-2020. Subsequent to the quarter, TransGlobe completed a ~452 Mbbls cargo lifting of Egypt entitlement crude oil, with proceeds expected in December. In Canada, the Company sold the Q2-2020 ending inventory balance of 6.3 Mbbls of Canadian light crude oil in July 2020; all Canadian production was sold during the quarter.

In Egypt, the Company contracted a workover rig to perform well interventions at West Bakr beginning in September 2020, and continuing into the fourth quarter. Consistent with the Company’s revised 2020 budget, there has been no drilling activity in Canada or Egypt during the third quarter.

Despite restrictions on travel, management concluded its negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements during the quarter. At this time, it is the Company’s belief that EGPC approval will occur in the near term.  Following such approval, the merged concession will require parliamentary ratification.  The Company will provide timely updates as developments unfold.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price.  TransGlobe continues to be vigilant in its search for attractive M&A opportunities while steadfastly retaining its focus on shareholder value creation.

Crisis Mitigation Measures

TransGlobe is focused on conserving cash in the current low commodity price environment. The Company has successfully implemented the previously announced 80% reduction in the 2020 capital program and continues to monitor general and administrative (“G&A”) cost reductions. The Company estimates that G&A reduction efforts will reduce go-forward monthly G&A by approximately 35%.

The Company remains in constant communication with its lenders (Mercuria Energy Trading SA and ATB Financial) and does not anticipate deviating from its pre-crisis planned debt reduction schedule. The Company repaid C$2.0 million ($1.5 million) on the revolving Canadian reserves-based lending facility with ATB Financial in September 2020, leaving C$8.2 million ($6.2 million) drawn and outstanding of a revolving balance of up to C$15.0 million ($11.3 million).

Business continuity plans have been implemented in all our locations and operations continue as normal. The Company had three reported cases of COVID-19 in its joint venture in Egypt during Q2-2020, which were managed according to established Company, local and national quarantine guidelines. All three have recovered and returned to work with no onward infection spread reported.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

In Egypt, the Company contracted a workover rig to perform well interventions at West Bakr beginning in September 2020, and continuing into the fourth quarter.

Production

Production averaged 9,635 bbls/d during the quarter, a decrease of 18% (2,122 bbls/d) from the previous quarter. The decrease was primarily due to deferred well interventions in Egypt during low oil prices and natural declines. With the well interventions that began in September 2020, it is expected that production will be in-line with full year 2020 guidance, including South Ghazalat, of 11,200 to 11,600 bbls/d.

Production in October 2020 averaged ~10,161 bbls/d.

Sales

The Company sold 253.1 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2020			2019
	Q-3	Q-2	Q-1	Q-4
Gross production rate[1]	9,635	11,757	12,343	12,831
TransGlobe production (inventoried) sold	(1,432)	(1,761)	7,937	(674)
Total sales	8,203	9,996	20,280	12,157

Government share (royalties and tax)	5,452	6,648	6,977	7,250
TransGlobe sales (after royalties and tax)[2]	2,751	3,348	13,303	4,907
Total sales	8,203	9,996	20,280	12,157
[1]	Quarterly production by concession (bbls/d):
West Gharib – 2,808 (Q3-2020), 3,453 (Q2-2020), 3,664 (Q1-2020), and 3,857 (Q4-2019)
West Bakr – 6,498 (Q3-2020), 7,935 (Q2-2020), 8,277 (Q1-2020), and 8,489 (Q4-2019)
North West Gharib – 329 (Q3-2020), 369 (Q2-2020), 402 (Q1-2020), and 485 (Q4-2019)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The SGZ-6x well continues to produce from the Upper Bahariya reservoir at a field estimated rate of ~140 bbls/d light and medium crude to evaluate the zone, restricted to the optimal operation of the early production facility.

Production

Production averaged 177 bbls/d during the quarter, a decrease of 24% (56 bbls/d) from the previous quarter.

Production in October 2020 averaged ~142 bbls/d.

Sales

The Company sold all of its entitlement crude oil production of 6.1 Mbbls in the quarter to EGPC.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CANADA

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling or completion activity during Q3-2020.

Production

In Canada, production averaged 2,232 boe/d during the quarter, a decrease of 78 boe/d (3%) from the previous quarter and slightly above revised full year 2020 guidance of 2,100 to 2,200 boe/d. This marginal decrease was primarily due to natural declines.

The Company sold the Q2-2020 ending inventory balance of 6.3 Mbbls of Canadian light crude oil in July 2020; all Canadian production was sold during the quarter.

Production in October 2020 averaged ~1,859 boe/d with ~606 bbls/d of oil. The decrease in production in October is primarily due to necessary repairs being performed on a third-party pipeline that required the Company to shut-in certain wells for approximately two weeks.

Quarterly Canada Production	2020			2019
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	661	706	860	908
Canada NGLs (bbls/d)	798	826	761	735
Canada natural gas (Mcf/d)	4,633	4,665	4,996	5,331
Total production (boe/d)	2,232	2,310	2,453	2,531

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 16, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2020 and 2019, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Cash flow (used in) generated by operating activities	(3,349)	12,042	17,529	21,096
Changes in non-cash working capital	3,672	(2,613)	5,712	22,604
Funds flow from operations[1]	323	9,429	23,241	43,700
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the related economic fallout has created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand has significantly deteriorated as a result of the pandemic and corresponding preventative measures taken globally to mitigate the spread of the virus. In addition to this, the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. These events have compounded the impact of a sustained material decline in oil demand and the supply increase from OPEC+ members attempting to capture market share. In April 2020, OPEC+ agreed to cut production, however downward pressure on commodity prices has remained and could continue for the foreseeable future. While market conditions improved in the second half of 2020 as governments began to ease lockdown restrictions, the Company has recorded lower per boe results in 2020 due to these events which may continue to negatively affect TransGlobe’s business.

Management concluded its negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements during the quarter. At this time, it is the Company’s belief that EGPC approval will occur in the near term. Following such approval, the merged concession will require parliamentary ratification.

The Company is focusing on conserving cash in the current low commodity price environment. It has executed upon the previously announced 80% reduction in the 2020 capital program and will continue to focus only on those investments that are critical to health, safety and environment (“HSE”) and value preservation in this period of low oil prices.

TransGlobe has also successfully implemented general and administrative (“G&A”) cost reductions across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. The Company anticipates these actions may reduce go-forward G&A by approximately 35%.

With $20.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $6.2 million owed to ATB Financial (“ATB”), TransGlobe is in compliance with its debt covenants, and remains confident in its ability to weather the current oil price disruption. During the third quarter of 2020 the Company repaid C$2.0 million ($1.5 million) on the revolving Canadian reserves-based lending facility with ATB. The Company exited the third quarter of 2020 with $27.1 million in cash on hand. Subsequent to the end of the quarter the Company collected $1.0 million in proceeds from previous crude oil sales in Egypt and another $0.5 million from maturing hedge positions.

In Q2-2020 the Company narrowed its full year 2020 guidance to reflect deferred well interventions in Egypt while oil prices were at their lowest. Total corporate production is now expected to range between 13,300 and 13,800 boe/d (mid-point of 13,550 boe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is now expected to range between 11,200 and 11,600 bbls/d (mid-point of 11,400 bbls/d) in 2020. Canadian production is now expected to range between 2,100 and 2,200 boe/d (mid-point of 2,150 boe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	912	661	1,573
Heavy crude oil (bbls/d)	10,488	-	10,488
Conventional natural gas (Mcf/d)	-	4,397	4,397
Associated natural gas liquids (bbls/d)	-	756	756
Total (boe/d)	11,400	2,150	13,550

The Company has and will continue to monitor its economic thresholds for shutting-in production in Canada. In Egypt, the Company continues to carry out economic reviews to determine whether offline production should be brought back on or if well interventions should be carried out. At this time the Company has not shut-in any material production but this is being monitored. Should TransGlobe choose to shut-in uneconomic production, 2020 production guidance will be negatively impacted.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	20.00	30.00	40.00	50.00	60.00
Benchmark natural gas price ($/Mcf)[2]	1.83	1.91	1.98	2.06	2.14
Netback ($/boe)
Egypt - crude oil[3]	(5.75)	(1.60)	2.50	6.10	8.30
Canada - crude oil[4]	5.10	14.10	22.60	30.30	37.70
Canada - natural gas and NGLs[4]	0.30	2.50	4.50	6.40	8.20
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $5.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG respectively, operating costs estimated at ~$12.00/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2020 Canada production profile Edmonton Light price differential estimate of $C5.00/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C9.40/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2020			2019				2018
($000s, except per share amounts, price and volumes)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Operations
Average production volumes
Crude oil (bbls/d)	10,473	12,696	13,404	13,739	14,416	15,451	14,510	13,463
NGLs (bbls/d)	798	826	761	735	585	533	470	829
Natural gas (Mcf/d)	4,633	4,665	4,996	5,331	5,652	5,733	5,663	5,865
Total (boe/d)	12,044	14,300	14,997	15,362	15,943	16,940	15,924	15,270
Average sales volumes
Crude oil (bbls/d)	9,110	10,865	21,341	13,065	12,595	14,484	13,633	12,676
NGLs (bbls/d)	798	826	761	735	585	533	470	829
Natural gas (Mcf/d)	4,633	4,665	4,996	5,331	5,652	5,733	5,663	5,865
Total (boe/d)	10,680	12,470	22,934	14,688	14,122	15,973	15,047	14,483
Average realized sales prices
Crude oil ($/bbl)	37.14	23.40	40.47	51.61	54.33	60.29	54.51	60.12
NGLs ($/bbl)	15.65	11.43	12.49	18.81	19.75	24.55	31.80	24.39
Natural gas ($/Mcf)	1.80	1.31	1.61	1.81	0.70	0.89	1.94	1.22
Total oil equivalent ($/boe)	33.63	21.63	38.42	47.51	49.56	55.81	51.11	54.51
Inventory (Mbbls)	534.2	408.7	242.1	964.5	902.6	735.0	647.0	568.1
Petroleum and natural gas sales	33,046	24,549	80,187	64,201	64,388	81,123	69,217	72,628
Petroleum and natural gas sales, net of royalties	16,740	11,392	53,234	28,473	31,200	43,071	37,352	40,605
Cash flow (used in) generated by operating activities	(3,349)	24,551	(3,672)	23,740	12,042	22,125	(13,071)	9,822
Funds flow from operations[1]	323	(2,764)	25,683	3,171	9,429	19,116	15,155	8,842
Basic per share	0.00	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12
Diluted per share	0.00	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12
Net (loss) earnings	(5,957)	(13,367)	(55,218)	(8,202)	2,967	10,046	(8,806)	30,719
Basic per share	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.43
Diluted per share	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.42
Capital expenditures	437	1,229	5,577	10,996	9,292	8,097	8,547	17,433
Dividends declared	-	-	-	-	2,539	-	2,539	-
Dividends declared per share	-	-	-	-	0.035	-	0.035	-
Total assets	205,583	221,347	241,219	308,325	312,654	315,999	308,113	318,296
Cash and cash equivalents	27,065	34,837	23,830	33,251	24,444	34,125	24,735	51,705
Working capital	12,708	35,112	53,294	32,194	47,150	54,078	43,600	50,987
Total long-term debt, including current portion	25,946	27,071	36,591	37,041	41,726	48,109	47,687	52,355
Net debt-to-funds flow from operations ratio[2]	1.25	(0.23)	(0.29)	0.10	(0.10)	(0.10)	0.05	0.02
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the third quarter of 2020, TransGlobe:

•	Reported a decrease in production volumes of 24% compared to Q3-2019, primarily attributable to deferred well interventions in Egypt and natural declines;
•	Sold 259.2 Mbbls to EGPC in the third quarter of 2020 and ended the quarter with crude oil inventory of 534.2 Mbbls in Egypt;
•	Collected $16.4 million of accounts receivable from EGPC during the quarter;
•	Reported funds flow from operations of $0.3 million, inclusive of a $0.7 million realized derivative gain on commodity contracts;
•	Petroleum and natural gas sales decreased by 49% compared to Q3-2019, primarily due to a 24% decrease in sales volumes and a 32% decrease in realized prices;
•	Reported a net loss of $6.0 million inclusive of a $0.3 million unrealized derivative loss on commodity contracts;
•	Spent $0.4 million on capital expenditures; and
•	Ended Q3-2020 with positive working capital of $12.7 million, including $27.1 million in cash and cash equivalents.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2020			2019
Average reference prices and exchange rates	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price ($/bbl)	42.96	29.34	50.44	63.41	61.93
Edmonton Sweet index ($/bbl)	37.35	21.71	38.59	51.56	51.76
Natural gas
AECO ($/MMBtu)	1.69	1.41	1.43	1.88	1.04
US/Canadian Dollar average exchange rate	1.33	1.39	1.35	1.32	1.32

In Q3-2020, the average price of Dated Brent oil was 46% higher than Q2-2020 and 31% lower than Q3-2019. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the third quarter of 2020, the average price of Edmonton Sweet index oil (expressed in US$) was 72% higher than Q2-2020 and 28% lower than Q3-2019. In Q3-2020, the average price of AECO natural gas was 20% and 63% higher than Q2-2020 and Q3-2019, respectively.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	9,812	13,750	11,443	14,010
Canada crude oil (bbls/d)	661	666	742	782
Canada NGLs (bbls/d)	798	585	795	530
Canada natural gas (Mcf/d)	4,633	5,652	4,764	5,683
Total Company (boe/d)	12,044	15,943	13,774	16,269

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	8,380	11,929	13,013	12,785
Canada crude oil (bbls/d)	730	666	742	782
Canada NGLs (bbls/d)	798	585	795	530
Canada natural gas (Mcf/d)	4,633	5,652	4,764	5,683
Total Company (boe/d)	10,680	14,122	15,344	15,044

Netback

Consolidated netback

	Three Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	33,046	33.63	64,388	49.56
Royalties[2]	16,306	16.60	33,188	25.54
Current taxes[2]	3,092	3.15	6,416	4.94
Production and operating expenses	11,473	11.68	11,564	8.90
Selling costs	54	0.05	76	0.06
Netback[1]	2,121	2.15	13,144	10.12
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

	Nine Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	137,782	32.77	214,728	52.28
Royalties[2]	56,416	13.42	103,105	25.10
Current taxes[2]	10,122	2.41	20,095	4.89
Production and operating expenses	45,136	10.74	35,507	8.65
Selling costs	1,103	0.26	649	0.16
Netback[1]	25,005	5.94	55,372	13.48
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	Three Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	28,644	37.15	59,900	54.58
Royalties[2]	15,825	20.53	32,726	29.82
Current taxes[2]	3,092	4.01	6,416	5.85
Production and operating expenses	10,051	13.04	9,821	8.95
Selling costs	54	0.07	76	0.07
Netback[1]	(378)	(0.50)	10,861	9.89
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	126,363	35.44	198,378	56.84
Royalties[2]	54,644	15.33	101,520	29.09
Current taxes[2]	10,122	2.84	20,095	5.76
Production and operating expenses	40,440	11.34	30,003	8.60
Selling costs	1,103	0.31	649	0.19
Netback[1]	20,054	5.62	46,111	13.20
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per barrel in Egypt decreased by 105% and 57%, respectively, for the three and nine months ended September 30, 2020, compared with the same periods in 2019. The decrease was primarily due to 32% and 38% lower realized oil prices, 46% and 32% higher production and operating expenses per bbl, partially offset by 31% and 48% lower royalties and taxes per bbl.

Royalties and taxes as a percentage of revenue were 66% and 51%, respectively, in the three and nine months ended September 30, 2020, compared to 65% and 61% in the same periods in 2019. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and nine months ended September 30, 2020, royalties and taxes as a percentage of revenue would have been 56% and 58% (2019 - 57% and 56%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease from 61% for the nine months ended September 30, 2019 to 51% for the nine months ended September 30, 2020, was due to sales outpacing production in 2020, partially offset by Q1-2020 excess cost oil in the West Bakr concession. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price was $37.15/bbl and $35.44/bbl, respectively, during the three and nine months ended September 30, 2020, which represents a decrease of 32% and 38% compared to the same periods in 2019. The differences between the average selling prices and Dated Brent prices are due to a gravity/quality adjustment and are also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses increased by 2% ($0.2 million) in the three months ended September 30, 2020, compared with the same period in 2019. The increase was primarily related to higher manpower costs and a smaller crude oil inventory build in Q3-2020 compared to Q3-2019 ($0.8 million), whereby operating costs were capitalized to inventory to be expensed when sold, partially offset by a decrease in production handling fees and fuel costs. Production and operating expenses increased by 35% ($10.4 million) for the nine months ended September 30, 2020, compared with the same period in 2019. The increase was primarily related to a significant decrease in crude oil inventory through sales to both EGPC and Mercuria, where operating costs previously capitalized to inventory were expensed in the period of sale ($9.0 million). The increase was also caused by higher manpower costs as well as operating expenses related to the South Ghazalat concession which began operating in 2020, partially offset by a decrease in workovers and production handling fees.

Canada

	Three Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	2,484	36.99	3,060	49.94
Natural gas sales	769	10.82	365	4.21
NGL sales	1,149	15.65	1,063	19.75
Total sales	4,402	20.80	4,488	22.24
Royalties	481	2.27	462	2.29
Production and operating expenses	1,422	6.72	1,743	8.64
Netback	2,499	11.81	2,283	11.31

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	6,489	31.92	10,935	51.22
Natural gas sales	2,057	9.46	1,815	7.02
NGL sales	2,873	13.19	3,600	24.88
Total sales	11,419	17.88	16,350	26.51
Royalties	1,772	2.77	1,585	2.57
Production and operating expenses	4,696	7.35	5,504	8.92
Netback	4,951	7.76	9,261	15.02

Netbacks per boe in Canada increased by 4% and decreased by 48% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in the current quarter is primarily due to a decrease in production and operating expenses per boe (22%), partially offset by a lower realized sales price (6%). The decrease in the nine months ended September 30, 2020 is mainly due to a lower realized sales price (33%) and higher royalties per boe (8%), partially offset by the lower production and operating expenses per boe (18%).

In Canada, royalty expense remained flat and increased by $0.2 million for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. The increase in royalties was primarily due to an increase in mineral taxes on the four new wells drilled in the second half of 2019. A further increase in royalties was caused by a decrease in Gas Cost Allowance (“GCA”) rebates received in 2020 compared to 2019. Royalties amounted to 11% and 16% of petroleum and natural gas sales revenue during the three and nine months ended September 30, 2020, compared to 10% during both the comparative periods in 2019. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses decreased by 18% and 15% in the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The decrease for the three months ended September 30, 2020 was primarily due to a decrease in transportation costs, partially offset by a decrease in crude oil inventory, whereby operating costs previously capitalized to inventory were expensed when sold. The decrease for the nine months ended September 30, 2020 was primarily due to a decrease in transportation costs.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	2,753	2.80	4,011	3.09
Stock-based compensation	(72)	(0.07)	406	0.31
Capitalized G&A and overhead recoveries	(139)	(0.14)	(315)	(0.24)
Net G&A	2,542	2.59	4,102	3.16

	Nine Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	9,508	2.26	11,888	2.89
Stock-based compensation	(489)	(0.12)	1,749	0.43
Capitalized G&A and overhead recoveries	(622)	(0.15)	(894)	(0.22)
Net G&A	8,397	1.99	12,743	3.10

G&A (gross) decreased by 31% and 20% for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. These decreases were primarily due to lower salaries, short term incentive payments, business development costs, reduced corporate travel and professional fees, partially offset by non-recurring restructuring charges compared to the same periods in 2019.

The revaluation of the Company’s potential obligations on stock-based compensation resulted in recoveries of $0.1 million and $0.5 million for the three and nine months ended September 30, 2020, respectively, compared to expenses of $0.4 million and $1.7 million in the same periods in 2019. The recovery of $0.1 million for the three months ended September 30, 2020 was primarily due to a decrease in the Company’s share price at the end of the third quarter of 2020 and the associated revaluation of the Company’s potential obligations. The recovery of $0.5 million for the nine months ended September 30, 2020 was primarily due to a significant decrease in the Company’s share price from year end and headcount reductions.

Capitalized G&A decreased by 56% and 30% for the three and nine months ended September 30, 2020, respectively, compared to the same periods in 2019. These decreases are primarily due to reduced capital activity in 2020 due to the COVID-19 pandemic.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	315	772	1,284	2,511
Interest on borrowing base facility	85	102	243	331
Amortization of deferred financing costs	101	93	294	273
Interest on lease obligations	51	63	135	196
Finance costs	552	1,030	1,956	3,311
Interest paid	396	893	1,526	2,874

Finance costs for the three and nine months ended September 30, 2020 decreased to $0.6 million and $2.0 million, respectively, from $1.0 million and $3.3 million for the same periods in 2019. These decreases were due to a lower balance of long-term debt and decreases to LIBOR and ATB Prime.

As at September 30, 2020, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was outstanding. During the nine months ended September 30, 2020, the Company repaid a $10.0 million of this balance.

As at September 30, 2020, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.3 million), of which C$8.2 million ($6.2 million) was outstanding. During the nine months ended September 30, 2020, the Company repaid C$2.0 million ($1.5 million) of this balance.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2020.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	3,367	4.37	6,140	5.59
Canada	1,925	9.10	1,828	9.06
Corporate	201	-	205	-
Total	5,493	5.59	8,173	6.29
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at September 30, 2020 and 2019).

	Nine Months Ended September 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	17,220	4.83	19,953	5.72
Canada	5,581	8.74	5,625	9.12
Corporate	601	-	606	-
Total	23,402	5.57	26,184	6.38
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended September 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at September 30, 2020 and 2019).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During the three months ended September 30, 2020, DD&A decreased by 45% ($2.8 million), compared to the same period in 2019. This decrease was primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production. Gross DD&A decreased by 14% ($2.7 million) for the nine months ended September 30, 2020, compared to the same period of 2019. This decrease was primarily due to a lower depletable base from Q1-2020 impairment losses and a decrease in production, partially offset by a decrease in crude oil inventory during the first quarter of 2020.

In Canada, gross DD&A increased by 5% ($0.1 million) and remained flat during the three and nine months ended September 30, 2020, compared with the same periods in 2019. The increase in the three months ended September 30, 2020 is primarily attributable to a decrease in crude oil inventory, partially offset by a lower depletable base from impairment losses recognized in the first quarter of 2020.

IMPAIRMENT LOSS

The disruption to the oil and gas industry experienced during the first quarter of 2020 and the resulting downward pressure on commodity prices resulted in the Company concluding there were indicators of impairment present on both its petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets that required the Company to perform an assessment of the recoverability of these assets as at March 31, 2020.

The Company recorded a non-cash impairment loss of $40.0 million on its PNG assets during the first quarter of 2020. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. These impairment losses were recorded to reduce

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the carrying value of these PNG assets to their projected recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada.

The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized on these two concessions represented the entire E&E asset balances in the concessions. The E&E impairment losses were taken after consideration of the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

No indicators of impairment were identified as at September 30, 2020.

If market conditions deteriorate, including crude oil prices further declining and remaining at low levels for a sustained period of time, TransGlobe may record further asset impairments in 2020.  Alternatively, if both near-term and long-term commodity prices have a strong recovery from current levels and outlook, the possibility exists for a value recovery in the future.

CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2020	2019
Egypt	5,342	20,279
Canada	1,733	5,470
Corporate	168	187
Total	7,243	25,936

Capital expenditures in the first nine months of 2020 were $7.2 million (2019 - $25.9 million).

In Egypt, the Company incurred $5.3 million in capital expenditures during the nine months ended September 30, 2020 (2019 - $20.3 million) associated with drilling and completing one development oil well and performing four recompletions.

In Canada, the Company incurred $1.7 million in capital expenditures during the nine months ended September 30, 2020 (2019 - $5.5 million) associated with drilling one horizontal Cardium oil well in the Harmattan area in Q1-2020.

OUTSTANDING SHARE DATA

As at September 30, 2020 and November 16, 2020, the Company had 72,542,071 common shares issued and outstanding and 4,589,042 stock options issued and outstanding, of which 2,797,168 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company is funding its 2020 development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at September 30, 2020, the Company had a working capital surplus of $12.7 million (December 31, 2019 - $32.2 million). The decrease in working capital is primarily due to the $20 million outstanding balance of the Mercuria prepayment agreement being reclassified as current at quarter end, a decrease in cash resulting from payments on accounts payable in the period, a decrease in crude oil inventory due to increased sales to EGPC in 2020, partially offset by a corresponding increase in accounts receivable and decrease in accounts payable.

As at September 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at September 30, 2020, amounts owing from EGPC were $8.0 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 259.2 Mbbls of crude oil to EGPC in Q3-2020 for net proceeds of $10.2 million. During the third quarter of 2020, the Company collected $16.4 million of accounts receivable from EGPC, an additional $1.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at September 30, 2020, crude oil held as inventory was 534.2 Mbbls.

As at September 30, 2020, the Company had $86.0 million of revolving credit facilities with $26.2 million drawn and $59.8 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at September 30, 2020. During the nine months ended September 30, 2020, the Company repaid $10.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$8.2 million ($6.2 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value. During the nine months ended September 30, 2020, the Company had drawings of C$0.4 million ($0.3 million) and repayments of C$2.0 million ($1.5 million) on this facility.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at September 30, 2020, the Company had 534.2 Mbbls of entitlement crude oil stored as inventory in Egypt, which represents approximately four months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have fluctuated from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Nine Months Ended	Year Ended
(Mbbls)	September 30, 2020	September 30, 2020	December 31, 2019
Product inventory, beginning of period	402.4	964.5	568.1
TransGlobe entitlement production	391.0	1,359.0	2,170.0
Crude oil sales	(259.2)	(1,789.3)	(1,773.6)
Product inventory, end of period[1]	534.2	534.2	964.5

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Nine Months Ended	Year Ended
	September 30, 2020	December 31, 2019
Production and operating expenses ($/bbl)	18.77	12.82
Depletion ($/bbl)	4.47	5.34
Unit cost of inventory ($/bbl)	23.24	18.16
Product inventory, end of period (Mbbls)	534.2	964.5
Product inventory, end of period ($000s)	12,415	17,516

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,030	21,030	-	-	-
Long-term debt[3]	Yes-Liability	26,356	20,000	6,356	-	-
Lease obligations	Yes-Liability	2,471	1,606	865	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	161	-	161	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		51,039	42,657	8,382	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.2 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2020.

ASSET RETIREMENT OBLIGATION

As at September 30, 2020, TransGlobe had an asset retirement obligation ("ARO") of $12.8 million (December 31, 2019 - $13.6 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – rates between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at September 30, 2020 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Oct 2020 - Dec 2020	3-Way Collar	150,000	50,000	54.00	70.00	45.00
Oct 2020 - Dec 2020	Collar	300,000	100,000	30.00	40.70	N/A
Subsequent to the quarter, the Company entered into the following derivative commodity contract position with ATB Financial (“ATB”):

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Jan 2021 - Dec 2021	Swap	1,387,000	3,800	2.76

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

RISKS AND UNCERTAINTIES

There have been no material changes to the risk factors from the information provided in the Company’s MD&A for the year ended December 31, 2019 included in the Company's annual report with the exception of those discussed below.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The future impacts of the global repercussions of these factors on the Company's business or operating and financial results are unpredictable and cannot be identified with certainty at this time. There is no assurance that these factors will not have a material adverse impact on TransGlobe or the results of its operations. The extent of the impact, if any, will depend on developments beyond the Company’s control, including actions taken by governments, financial institutions, monetary policy authorities, and public health authorities to contain and respond to public health concerns and general economic conditions as a result of the pandemic.

TransGlobe will continue to actively monitor the situation and may take further actions to adapt to these conditions. TransGlobe cannot be certain of the potential effects any such actions may have on the business or operating and financial results for the fiscal year ending December 31, 2020.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Critical Judgements and Accounting Estimates section of the Company’s 2019 annual MD&A.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however there could be a further prospective material impact in future periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	18	16,740	31,200	81,366	111,623
Finance revenue		9	85	101	401
Other revenue	5	106	-	328	-
		16,855	31,285	81,795	112,024

EXPENSES
Production and operating	8,18	11,473	11,564	45,136	35,507
Selling costs		54	76	1,103	649
General and administrative		2,542	4,102	8,397	12,743
Foreign exchange (gain) loss		(65)	(67)	100	(122)
Finance costs	6	552	1,030	1,956	3,311
Depletion, depreciation and amortization	8,10	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	11	66	51	194	156
(Gain) loss on financial instruments	4	(395)	(2,504)	(7,568)	1,426
Impairment loss	9,10	-	(409)	73,495	7,982
Gain on disposition of assets		-	(114)	-	(114)
		19,720	21,902	146,215	87,722

(Loss) earnings before income taxes		(2,865)	9,383	(64,420)	24,302

Income tax expense - current		3,092	6,416	10,122	20,095
NET (LOSS) EARNINGS		(5,957)	2,967	(74,542)	4,207

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		1,188	(410)	(1,371)	1,250
COMPREHENSIVE (LOSS) INCOME		(4,769)	2,557	(75,913)	5,457

Net (loss) earnings per share	17
Basic		(0.08)	0.04	(1.03)	0.06
Diluted		(0.08)	0.04	(1.03)	0.06

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	7	27,065	33,251
Accounts receivable	4	11,869	10,681
Derivative commodity contracts	4	543	-
Prepaids and other		3,247	4,338
Product inventory	8	12,415	17,516
		55,139	65,786
Non-Current
Intangible exploration and evaluation assets	9	584	33,706
Property and equipment
Petroleum and natural gas assets	10	142,535	196,150
Other	10	3,100	4,296
Deferred taxes		4,225	8,387
		205,583	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	14	21,030	32,156
Derivative commodity contracts	4	-	217
Current portion of lease obligations	12	1,606	1,219
Current portion of long-term debt	13	19,795	-
		42,431	33,592
Non-Current
Long-term debt	13	6,151	37,041
Asset retirement obligations	11	12,833	13,612
Other long-term liabilities		161	614
Lease obligations	12	865	589
Deferred taxes		4,225	8,387
		66,666	93,835

SHAREHOLDERS’ EQUITY
Share capital	15	152,805	152,805
Accumulated other comprehensive (loss) income		(237)	1,134
Contributed surplus		25,013	24,673
(Deficit) Retained earnings		(38,664)	35,878
		138,917	214,490
		205,583	308,325

Commitments and Contingencies (Note 14)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Nine Months Ended September 30
	Notes	2020	2019

Share Capital
Balance, beginning of period	15	152,805	152,084
Stock options exercised	15	-	547
Transfer from contributed surplus on exercise of options	15	-	174
Balance, end of period		152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period		1,134	(939)
Currency translation adjustment		(1,371)	1,250
Balance, end of period		(237)	311

Contributed Surplus
Balance, beginning of period		24,673	24,195
Share-based compensation expense	16	340	494
Transfer to share capital on exercise of options	15	-	(174)
Balance, end of period		25,013	24,515

(Deficit) Retained Earnings
Balance, beginning of period		35,878	44,951
Net (loss) earnings		(74,542)	4,207
Dividends		-	(5,078)
Balance, end of period		(38,664)	44,080

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2020	2019	2020	2019

OPERATING
Net (loss) earnings		(5,957)	2,967	(74,542)	4,207
Adjustments for:
Depletion, depreciation and amortization	8,10	5,493	8,173	23,402	26,184
Asset retirement obligation accretion	11	66	51	194	156
Impairment loss	9,10	-	(409)	73,495	7,982
Share-based compensation	16	(72)	406	(489)	1,749
Finance costs	6	552	1,030	1,956	3,311
Unrealized loss (gain) on financial instruments	4	267	(2,616)	(761)	385
Unrealized (gain) loss on foreign currency translation		(26)	(49)	6	(119)
Gain on asset disposition		-	(114)	-	(114)
Asset retirement obligations settled	11	-	(10)	(20)	(41)
Changes in non-cash working capital	19	(3,672)	2,613	(5,712)	(22,604)
Net cash (used in) generated by operating activities		(3,349)	12,042	17,529	21,096

INVESTING
Additions to intangible exploration and evaluation assets	9	-	(56)	(337)	(844)
Additions to petroleum and natural gas assets	10	(399)	(9,197)	(6,721)	(24,621)
Additions to other assets	10	(38)	(39)	(185)	(471)
Proceeds from asset dispositions		-	114	-	114
Changes in non-cash working capital	19	(1,883)	(2,177)	(2,545)	(2,478)
Net cash used in investing activities		(2,320)	(11,355)	(9,788)	(28,300)

FINANCING
Issue of common shares for cash		-	-	-	547
Interest paid	6	(396)	(893)	(1,526)	(2,874)
Increase in long-term debt	13	114	114	282	370
Payments on lease obligations	12	(366)	(540)	(1,141)	(1,430)
Repayments of long-term debt	13	(1,504)	(6,523)	(11,504)	(11,523)
Dividends paid		-	(2,539)	-	(5,078)
Changes in non-cash working capital	19	-	-	-	(200)
Net cash used in financing activities		(2,152)	(10,381)	(13,889)	(20,188)

Currency translation differences relating to cash and cash equivalents		49	13	(38)	131
NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,772)	(9,681)	(6,186)	(27,261)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,837	34,125	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD		27,065	24,444	27,065	24,444

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine month periods ended September 30, 2020 and 2019

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2019.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 13, 2020.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2019 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however, there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at September 30, 2020		As at December 31, 2019
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	27,608	27,608	33,251	33,251
Financial assets at amortized cost	11,869	11,869	10,681	10,681
Financial liabilities at fair value through profit or loss	-	-	217	217
Financial liabilities at amortized cost	46,976	47,181	69,197	69,695

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Assets and liabilities as at September 30, 2020 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 13), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Oct 2020 - Dec 2020	3-Way Collar	150,000	50,000	54.00	70.00	45.00
Oct 2020 - Dec 2020	Collar	300,000	100,000	30.00	40.70	N/A

Subsequent to the quarter, the Company entered into the following derivative commodity contract position with ATB Financial (“ATB”):

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Jan 2021 - Dec 2021	Swap	1,387,000	3,800	2.76

The gains and losses on financial instruments for the three and nine months ended September 30, 2020 and 2019 are comprised as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Realized derivative (gain) loss during the period	(662)	112	(6,807)	1,041
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	267	(2,616)	(761)	385
(Gain) loss on financial instruments	(395)	(2,504)	(7,568)	1,426

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	September 30, 2020	December 31, 2019
Neither impaired nor past due	5,515	3,636
Not impaired and past due in the following period:
Within 30 days	3,946	226
31-60 days	1,219	131
61-90 days	503	5,672
Over 90 days	686	1,016
Accounts receivable	11,869	10,681

The Company did not sell any crude oil to third-party buyers during the three months ended September 30, 2020. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the third quarter of 2020 the Company sold 259.2 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $10.2 million. As at September 30, 2020, $8.0 million (December 31, 2019 - $5.7 million) of the total accounts receivable balance of $11.9 million (December 31, 2019 - $10.7 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended September 30, 2020 by approximately $0.9 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.7 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at September 30, 2020 was $1.6 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the three months ended September 30, 2020 by approximately $0.2 million and conversely

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.2 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q3-2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three months ended September 30, 2020, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact TransGlobe’s financial performance and position, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2020:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,030	21,030	-	-	-
Long-term debt[3]	Yes-Liability	26,356	20,000	6,356	-	-
Lease obligations	Yes-Liability	2,471	1,606	865	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	161	-	161	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		51,039	42,657	8,382	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.2 million.
[4]	Equipment leases include one facility contract.

As at September 30, 2020, the Company had $86.0 million of revolving credit facilities with $26.2 million drawn and $59.8 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at September 30, 2020. During the nine months ended September 30, 2020, the Company repaid $10.0 million on this prepayment facility (See Note 13). The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million).  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value.  During the nine months ended September 30, 2020, the Company repaid C$2.0 million ($1.5 million) and had drawings of C$0.4 million ($0.3 million) on this facility, leaving C$8.2 million ($6.2 million) drawn and outstanding (See Note 13).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at September 30, 2020 and December 31, 2019. The Company was in compliance with all financial covenants at September 30, 2020 and December 31, 2019.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company defines and computes its capital as follows:

($000s)	September 30, 2020	December 31, 2019
Long-term debt, including the current portion (net of unamortized transaction costs)	25,946	37,041
Current assets	(55,139)	(65,786)
Current liabilities, excluding the current portion of long-term debt	22,636	33,592
Net debt obligations	(6,557)	4,847
Shareholders’ equity	138,917	214,490
Total capital	132,360	219,337

5. OTHER REVENUE

Other revenue includes funding received under the Government of Canada’s Emergency Wage Subsidy (CEWS) program. Government grants are recognized when the Company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received.

6. FINANCE COSTS

Finance costs recognized in net (loss) earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	315	772	1,284	2,511
Interest on borrowing base facility	85	102	243	331
Amortization of deferred financing costs	101	93	294	273
Interest on lease obligations	51	63	135	196
Finance costs	552	1,030	1,956	3,311
Interest paid	396	893	1,526	2,874

7. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at September 30, 2020	As at December 31, 2019
Cash	13,065	12,251
Cash equivalents	14,000	21,000
Cash and cash equivalents	27,065	33,251

As at September 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

8. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at September 30, 2020, the Company held 534.2 Mbbls of crude oil in inventory valued at approximately $23.24/bbl (December 31, 2019 - 964.5 Mbbls valued at approximately $18.16 per barrel).

9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2019	33,706
Additions to exploration and evaluation assets	337
Impairment loss	(33,459)
Balance at September 30, 2020	584

The disruption experienced by the industry, related to the effects caused by the COVID-19 pandemic, which began during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment. The Company recorded an impairment loss of $33.5 million on its E&E assets as at March 31, 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balances in the two concessions.

The ending balance of intangible exploration and evaluation assets as at September 30, 2020 includes $0.6 million in Canada (December 31, 2019 - $0.5 million), $nil in South Ghazalat (December 31, 2019 - $29.2 million) and $nil in North West Gharib (December 31, 2019 - $4.0 million).

10. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Cost
Balance at December 31, 2019	712,552	19,267	731,819
Increase in right-of-use assets	1,650	19	1,669
Additions	6,721	185	6,906
Change in estimate for asset retirement obligations (Note 11)	(599)	-	(599)
Balance at September 30, 2020	720,324	19,471	739,795

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the period[1]	19,241	1,400	20,641
Impairment loss	40,036	-	40,036
Balance at September 30, 2020	577,685	16,371	594,056

Foreign Exchange
Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	(2,110)	-	(2,110)
Balance at September 30, 2020	(104)	-	(104)

Net book value
Balance at December 31, 2019	196,150	4,296	200,446
Balance at September 30, 2020	142,535	3,100	145,635
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.

Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used discount rates based on a calculated cost of capital of 15% in Egypt and 11% in Canada along with the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 2020.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Impairment	1% increase in discount rate	5% decrease in pricing
West Gharib	24,769	917	5,536
West Bakr	6,610	1,400	5,171
North West Gharib	4,596	-	-
Canada	4,061	4,844	5,416
Total	40,036	7,161	16,123

The impairment losses above were recorded in Q1-2020 to reduce the carrying value of these PNG assets to their recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada as at March 31, 2020. No indicators of impairment were identified as at September 30, 2020.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the nine months ended September 30, 2020:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Net book value at December 31, 2019	374	1,285	1,659
Increase in right-of-use assets	1,650	19	1,669
Depreciation for the period	(317)	(709)	(1,026)
Net book value at September 30, 2020	1,707	595	2,302

11. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2019	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	(599)
Obligations settled	(20)
Asset retirement obligation accretion	194
Effect of movements in foreign exchange rates	(354)
Balance at September 30, 2020	12,833

As at September 30, 2020, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $12.8 million as at September 30, 2020 (December 31, 2019 - $13.6 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

As at September 30, 2020 there is no ARO associated with the Egypt production sharing concessions.

12. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at September 30, 2020	December 31, 2019
Less than 1 year	1,859	1,479
1 - 3 years	954	631
Total lease payments	2,813	2,110
Amounts representing interest	342	302
Present value of net lease payments	2,471	1,808
Current portion of lease obligations	1,606	1,219
Non-current portion of lease obligations	865	589

During the nine months ended September 30, 2020, the Company spent $0.1 million (September 30, 2019 - $0.2 million) on interest expense and paid a total cash outflow of $1.1 million (September 30, 2019 - $1.4 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. LONG-TERM DEBT

As at September 30, 2020, interest-bearing debt was comprised as follows:

	As at September 30, 2020	As at December 31, 2019
Prepayment agreement	19,795	29,502
Reserves-based lending facility	6,151	7,539
Balance, end of period	25,946	37,041
Current portion of long-term debt	(19,795)	-
Non-current portion of long-term debt	6,151	37,041

As at September 30, 2020 and December 31, 2019, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $20.0 million (December 31, 2019 - $30.0 million) was drawn. On April 30, 2020, the Company made a repayment of $10.0 million on the prepayment agreement. The prepayment agreement has a maturity date of September 30, 2021.

As at December 31, 2019 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million). As at June 30, 2020, the ATB facility was renewed for C$15.0 million ($11.0 million), of which C$8.2 million ($6.2 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2019: 1.25% to 3.25%) depending on the company’s net debt to trailing cash flow ratio. There were no other changes to the key terms of the agreement from December 31, 2019. During the nine months ended September 30, 2020, the Company repaid C$2.0 million ($1.5 million) and drew C$0.4 million ($0.3 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt, including the current portion:

($000s)
Balance at December 31, 2019	37,041
Draws on revolving credit facility	282
Repayment of long-term debt	(11,504)
Amortization of deferred financing costs	294
Effects of movements in foreign exchange rates	(167)
Balance at September 30, 2020	25,946

During the nine months ended September 30, 2020, the Company paid $1.5 million (September 30, 2019 - $2.9 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2020.

The estimated future debt payments on long-term debt as of September 30, 2020 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	20,000	6,151	26,151
	20,000	6,151	26,151

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

14. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	21,030	21,030	-	-	-
Long-term debt[3]	Yes-Liability	26,356	20,000	6,356	-	-
Lease obligations	Yes-Liability	2,471	1,606	865	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	161	-	161	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		51,039	42,657	8,382	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.2 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2020.

15. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at September 30, 2020 and December 31, 2019 are outlined below:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,543	152,805	72,206	152,084
Stock options exercised	-	-	337	547
Contributed surplus re-class on exercise	-	-	-	174
Balance, end of period	72,543	152,805	72,543	152,805

16. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,481	2.86	4,876	3.60
Granted	819	0.79	976	2.83
Exercised	-	-	(337)	2.18
Expired	(711)	4.99	(1,034)	6.55
Options outstanding, end of period	4,589	2.16	4,481	2.86
Options exercisable, end of period	2,797	2.35	2,585	3.01
Compensation expense of $0.3 million was recorded during the nine months ended September 30, 2020 (September 30, 2019 - $0.5 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

All options granted vest annually over a three-year period and expire five years after the grant date. During the nine months ended September 30, 2020, employees exercised nil stock options (September 30, 2019 - 337,000). As at September 30, 2020 and December 31, 2019, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at September 30, 2020 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Granted	680	1,196	392
Exercised	(373)	(431)	(155)
Forfeited	(277)	(127)	-
Units outstanding, September 30, 2020	869	2,278	826

During the nine months ended September 30, 2020, a compensation recovery of $0.8 million (September 30, 2019 - $1.3 million expense) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income in respect of the revaluation of outstanding share units granted under the three plans described above.

17. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the three months ended September 30, 2020 was 72,542,071 (September 30, 2019 – 72,542,071). The weighted number of common shares outstanding (basic and diluted) for the nine months ended September 30, 2020 was 72,542,071 (September 30, 2019 – basic 72,504,081; and diluted 72,509,233). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended September 30, 2020, the Company excluded 4,589,042 and 3,769,935 stock options for the three and nine months ended September 30, 2020 (September 30, 2019 – 4,480,935 and 2,653,284) as their exercise price was greater than the average common share market price in the periods.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and nine months ended September 30, 2020 and 2019: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Three Months Ended September 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	28,644	59,900	2,484	3,060	-	-	31,128	62,960
Natural gas sales	-	-	769	365	-	-	769	365
Natural gas liquids sales	-	-	1,149	1,063	-	-	1,149	1,063
Less: royalties	(15,825)	(32,726)	(481)	(462)	-	-	(16,306)	(33,188)
Petroleum and natural gas sales, net of royalties	12,819	27,174	3,921	4,026	-	-	16,740	31,200
Finance revenue	-	-	-	-	9	85	9	85
Other revenue	-	-	-	-	106	-	106	-
Total segmented revenue	12,819	27,174	3,921	4,026	115	85	16,855	31,285

Segmented expenses
Production and operating	10,051	9,821	1,422	1,743	-	-	11,473	11,564
Selling costs	54	76	-	-	-	-	54	76
General and administrative	913	1,411	224	168	1,405	2,523	2,542	4,102
Foreign exchange gain	-	-	-	-	(65)	(67)	(65)	(67)
Finance costs	457	913	92	109	3	8	552	1,030
Depletion, depreciation and amortization	3,367	6,140	1,925	1,828	201	205	5,493	8,173
Asset retirement obligation accretion	-	-	66	51	-	-	66	51
Gain on financial instruments	(395)	(2,504)	-	-	-	-	(395)	(2,504)
Impairment recovery	-	(409)	-	-	-	-	-	(409)
Gain on disposition of assets	-	-	-	(114)	-	-	-	(114)
Income tax expense	3,092	6,416	-	-	-	-	3,092	6,416
Segmented net (loss) earnings	(4,720)	5,310	192	241	(1,429)	(2,584)	(5,957)	2,967

Capital expenditures
Exploration and development	506	4,579	(99)	4,659	-	-	407	9,238
Corporate	-	-	-	-	30	54	30	54
Total capital expenditures	506	4,579	(99)	4,659	30	54	437	9,292

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	126,363	198,378	6,489	10,935	-	-	132,852	209,313
Natural gas sales	-	-	2,057	1,815	-	-	2,057	1,815
Natural gas liquids sales	-	-	2,873	3,600	-	-	2,873	3,600
Less: royalties	(54,644)	(101,520)	(1,772)	(1,585)	-	-	(56,416)	(103,105)
Petroleum and natural gas sales, net of royalties	71,719	96,858	9,647	14,765	-	-	81,366	111,623
Finance revenue	16	25	-	-	85	376	101	401
Other revenue	-	-	-	-	328	-	328	-
Total segmented revenue	71,735	96,883	9,647	14,765	413	376	81,795	112,024

Segmented expenses
Production and operating	40,440	30,003	4,696	5,504	-	-	45,136	35,507
Selling costs	1,103	649	-	-	-	-	1,103	649
General and administrative	3,978	4,503	673	571	3,746	7,669	8,397	12,743
Foreign exchange gain	-	-	-	-	100	(122)	100	(122)
Finance costs	1,679	2,934	262	353	15	24	1,956	3,311
Depletion, depreciation and amortization	17,220	19,953	5,581	5,625	601	606	23,402	26,184
Asset retirement obligation accretion	-	-	194	156	-	-	194	156
(Gain) loss on financial instruments	(7,568)	1,426	-	-	-	-	(7,568)	1,426
Impairment loss	69,434	7,982	4,061	-	-	-	73,495	7,982
Gain on disposition of assets	-	-	-	(114)	-	-	-	(114)
Income tax expense	10,122	20,095	-	-	-	-	10,122	20,095
Segmented net (loss) earnings	(64,673)	9,338	(5,820)	2,670	(4,049)	(7,801)	(74,542)	4,207

Capital expenditures
Exploration and development	5,342	20,279	1,733	5,470	-	-	7,075	25,749
Corporate	-	-	-	-	168	187	168	187
Total capital expenditures	5,342	20,279	1,733	5,470	168	187	7,243	25,936

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at September 30, 2020			As at December 31, 2019
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	9,063	2,191	11,254	6,266	3,874	10,140
Derivative commodity contracts	543	-	543	-	-	-
Intangible exploration and evaluation assets	-	584	584	33,176	530	33,706
Property and equipment
Petroleum and natural gas assets	74,468	68,067	142,535	117,591	78,559	196,150
Other assets	2,086	12	2,098	2,847	15	2,862
Other	34,040	2,010	36,050	48,652	2,269	50,921
Deferred taxes	4,225	-	4,225	8,387	-	8,387
Segmented assets	124,425	72,864	197,289	216,919	85,247	302,166
Non-segmented assets			8,294			6,159
Total assets			205,583			308,325

Liabilities
Accounts payable and accrued liabilities	15,216	2,015	17,231	19,459	6,798	26,257
Derivative commodity contracts	-	-	-	217	-	217
Long-term debt	19,795	6,151	25,946	29,502	7,539	37,041
Asset retirement obligation	-	12,833	12,833	-	13,612	13,612
Lease obligation	1,821	347	2,168	718	276	994
Deferred taxes	4,225	-	4,225	8,387	-	8,387
Segmented liabilities	41,057	21,346	62,403	58,283	28,225	86,508
Non-segmented liabilities			4,263			7,327
Total liabilities			66,666			93,835

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2020	2019	2020	2019
Operating activities
Decrease (increase) in current assets
Accounts receivable	7,320	1,671	(1,188)	(12,830)
Prepaids and other	1,058	(1,167)	1,341	1,043
Product inventory[1]	(2,511)	(3,354)	2,340	(6,674)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(9,554)	5,380	(7,752)	(3,783)
Other long-term liabilities	15	83	(453)	(360)
Total changes in non-cash working capital	(3,672)	2,613	(5,712)	(22,604)

Investing activities
Increase in current assets
Prepaids and other	-	-	-	4
Decrease in current liabilities
Accounts payable and accrued liabilities	(1,883)	(2,177)	(2,545)	(2,482)
Total changes in non-cash working capital	(1,883)	(2,177)	(2,545)	(2,478)

Financing activities
Decrease in current liabilities
Other liabilities	-	-	-	(200)
Total changes in non-cash working capital	-	-	-	(200)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Ross G. Clarkson (3)

Edward LaFehr (1)(3)

Carol Bell (1)(2)

Steven W. Sinclair (1)(2)

Timothy Marchant (2)(3)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer and Corporate Secretary

(1)  Audit Committee

(2)  Compensation, Human Resources & Governance Committee

(3)  Reserves, Health, Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

2300, 250 – 5th Street S.W.

Calgary, Alberta, Canada T2P 0R4

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & BROKER

Canaccord Genuity Limited

8 Wood Street, London, EC2V 7QR

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

AUDITORS

BDO Canada LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

BANKS

Sumitomo Mitsui Banking Corporation Europe Limited

London, Great Britain

ATB Financial

Calgary, Alberta, Canada

PUBLIC RELATIONS

FTI Consulting Inc.

Telephone: +44 (0) 203 727 1000

Email: transglobeenergy@fticonsulting.com

www.trans-globe.com

TSX & AIM: TGL, NASDAQ: TGA